December 18, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SunPower Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K/A for the fiscal year ended January 1, 2023, which was filed with the Securities and Exchange Commission on December 18, 2023.

Respectfully submitted,

SUNPOWER CORPORATION

/S/ Elizabeth Eby
Elizabeth Eby
Chief Financial Officer, Executive Vice President

SunPower Corporation · 1414 Harbour Way South, Suite 1901 · Richmond, CA 94804 · Phone: 408-240-5500

http://www.sunpowercorp.com